UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CoverUS, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     April 11, 2018

Physical address of issuer
NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201

Website of issuer
https://coverus.health/

Name of intermediary through which the Offering will be conducted
Republic.co

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Type of security offered
Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the sole discretion of the Intermediary

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 22, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 31, 2018

FORM C

Up to $1,070,000.00

CoverUS, Inc.



CROWD SAFE Note Units of SAFE (Simple Agreement for Future Equity)

     This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CoverUS, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE Note Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are referred to herein as either "Investors" or "Purchasers". The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

     The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

     The Offering is being made through OpenDeal Portal LLC, dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of all securities issues through this offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   Republic.co will receive 2% of all securities issues through this offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://coverus.health/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 31, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

OPENDEAL PORTAL LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://coverus.health/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CoverUS, Inc. (the "Company") is a Delaware Corporation, formed on April 11, 2018.

The Company is located at

NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201.

The Company's website is https://coverus.health/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

CoverUS aims to close financial gaps in healthcare by helping consumers to earn financial rewards, through our mHealth mobile phone app, in exchange for sharing health data, responding to targeted ads, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time.

The Offering

Minimum amount of CROWD SAFE Note Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total CROWD SAFE Note Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of CROWD SAFE Note Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total CROWD SAFE Note Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 22, 2019
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on April 11, 2018. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the blockchain and healthcare industries and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our platform is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved mHealth apps and thus may be better equipped than us to develop and commercialize mHealth apps. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mHealth app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over

public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our end-users and customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our end-users, customers, suppliers and business partners, and personally identifiable information of our end-users, customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our sensitive data. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such <u>unauthorized</u> access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, <u>materially increase the costs we incur to protect against such breaches,</u> damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. We plan on incorporating various technologies, including but not limited to encryption and blockchain technologies, to secure the data/information stored/collected through our products. The expenses associated with protecting our information/ incorporating this technology could reduce our operating margins. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We intend to invest and implement ongoing improvements to our information technology infrastructure. These changes are ever-evolving in response to capacity, performance, features, functions and security requirements. In most cases, this infrastructure is sufficient to support our various business needs. However, outages caused by man-made attacks, natural disasters and other events outside our control may degrade, disrupt or destroy our capacity. Part of our infrastructure includes preventive measures to reduce and avoid the impacts from these events. However, some catastrophic events are unavoidable. Accordingly, over time we will develop, utilize and implement our continuity of operations plans, alternative routes and backup measures. Even with all these protections, some data or processing could be delayed or lost resulting in third party claims.

Our contractual agreements will typically limit or avoid third party consequential damages. However, in some cases, these types of claims may still be brought and need to be defended.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Andrew Hoppin and Christopher Sealey, who are co-founders and respectively the CEO and President of the Company. The Company has or intends to enter into employment agreements with Andrew Hoppin and Christopher Sealey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Hoppin, Christopher Sealey, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. Cash already on hand is anticipated to be sufficient to fund the operations of the Company into early April 2019, and if the Minimum Amount for this Offering is raised, it will not extend the Company's ability to operate beyond April 2019. For each $75,000 raised in the Offering, the Company anticipates being able to add approximately one month of normal operations. Additionally, subsequent to the Offering deadline, the Company anticipates attempting to raise additional funds from institutional investors to support ongoing Company operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Christopher Sealey and Andrew Hoppin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Christopher Sealey and/or Andrew Hoppin die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically,

personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the viability of the mHealth app or other products developed by the Company, possibly affecting an investment in the Securities in a material and adverse manner.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including the implementation of our business model, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our businesses may be affected by financial risks occurring at the business customer level, which could adversely affect our business.
We contract with business customers that promise to pay us when certain member actions are completed, including but not limited to sharing user data. We make a promise to compensate members for taking those actions. In the event business customers do not transfer to us payments that they are obligated to make, whether as a result of fraud, insolvency, billing delays or such other failure, we are still obligated to the member to compensate them for actions completed. We can provide no assurance that such business customers failure to pay will not increase in the future, and therefore that cash reserves on-hand will be adequate to cover losses resulting from such business customers failure to pay, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We are devoting significant time and energy to develop risk management and regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of our regulatory compliance policies will be to have formal written procedures in place

that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we will monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Because our business involves areas—privacy, healthcare and blockchain and other evolving technologies-- that are heavily regulated and in which regulation is changing rapidly and in unpredictable ways, regulatory non-compliance or changes in regulation present particular risks, including the risk that our business model will not be viable.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could materially impact materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), the European Union's General Date Protection Regulation (GDPR) and the State of California's Consumer Privacy Act (CCPA) regulate the confidentiality and security of sensitive personal information about our customers and employees (PII) in the countries where we operate, and the circumstances under which such information may be collected, used, retained, processed and transferred of personally identifiable information. Much of the personal data that we process, especially health and financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many

cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

More generally, regulatory scrutiny of privacy, data protection, collection, use and sharing of data is growing globally. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In addition to posting on our websites and in our products our privacy policies and practices regarding the collection, use and disclosure of user data, we plan to actively promote our commitment to and leadership in data governance standards and technology that protects our member's data privacy. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable regulatory requirements or orders, or privacy, data protection, information security or consumer protection-related privacy laws and regulations in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Further, if our members or customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these privacy laws.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Our business includes rewarding consumers for activities and purchases related to their health. Compliance with the Anti-Kickback Statute and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Regarding the Anti-Kickback Statute in particular, any assertion that our business activities constitute knowingly and willfully offering or paying any remuneration to induce the referral of an individual to another person or entity for the furnishing of any item or service, or to induce the purchasing or ordering of such item or service, payable in whole or in part by Medicare or Medicaid, could require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.   Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to rely on a small group of third-party partners to effectively distribute our platform outside the United States.

We are currently at the early stages of working to develop partnerships worldwide, and have multiple legally non-binding letters of intent with companies based outside the United States. We expect to depend, in part, on such prospective partnerships for the marketing of our platform and engagement with business customers in most geographies outside of the United States. We will depend on these partners' efforts to market our products, yet we are unable to control their efforts completely. These partners may sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our partners comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our platform, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party partners and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our partners. Further, if our relationship with a successful partner terminates, we may be unable to replace that partner without disruption to our business. If we fail to maintain relationships with our partners, fail to develop new relationships with other partners, including in new markets, fail to manage, train or incentivize existing partners

effectively, or fail to provide partners with competitive products on attractive terms, or if these partners are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The regulatory regime governing blockchain technologies, cryptocurrencies, and digital assets is uncertain, and new regulations or policies may adversely affect the development of the CoverUS rewards points system.
Regulation of digital assets, which is one possible implementation of the rewards points system for the CoverUS platform is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of our approach to implementing the rewards points system, and the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the rewards points to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies face an uncertain regulatory landscape in many foreign jurisdictions.
Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect certain possible implementations of CoverUS' rewards points that are under consideration. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the CoverUS business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of the CoverUS platform.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the effective use and perceived or actual value of the rewards points.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.
The slowing or stopping of the development or acceptance of blockchain networks would have an adverse effect on the successful development and adoption of the CoverUS platform. The growth of the blockchain industry in general is subject to a high degree of uncertainty.

There are risks associated with an unpermissioned, decentralized, and autonomous ledger. CoverUS is evaluating developing portions of its application architecture in connection with various distributed ledger systems, including Ethereum and Steller, which are unpermissioned protocol that can be accessed and used by anyone.
The utility and integrity of the CoverUS ecosystem relies on the stability, security, and popularity of these decentralized ledgers. If the stability, security, or popularity of decentralized ledgers decreases, then the CoverUS ecosystem may be negatively impacted, which could have a negative impact on the viability value, if any, of CoverUS' rewards points.

Breakthroughs in the field of cryptography could create significant weaknesses in security for blockchain-based technologies.
Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including some implementations of components of the CoverUS

architecture currently under consideration. When such technologies and/or techniques are applied to the CoverUS platform, adverse outcomes such as theft, loss, disappearance, destruction, devaluation, or other compromises may result. The security of the Company and the CoverUS platform cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

Risks Related to the Securities

The Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable under federal securities law until one year from the initial purchase date. Although the Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulatory restrictions may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity). Because the Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Note Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE Note Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE Note Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from

yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will only become equity holders if the Company elects, in its sole discretion, to allow for the conversion of SAFEs held by such Purchasers to CF Shadow Securities meaning Purchasers may <u>never</u> become equity holders.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and may never have such right. In the event the Company completes one or more equity financings after the date of the issuance of the SAFEs, the Company may elect, in its sole discretion, to not convert the outstanding SAFEs into CF Shadow Securities upon such equity financings and rather keep the SAFEs outstanding. Upon a Liquidity Event as defined in the SAFE, that occurs either before or after an equity financing, the Company may elect, in its sole discretion that the Purchaser shall receive a cash payment and not equity securities.

The Company has the right to redeem the Crowd SAFE from Purchasers without their consent.
If the Crowd SAFE has not terminated due to a conversion to CF Shadow Securities or due to being converted to common stock, preferred stock or cash, the Company may, at its' sole discretion, provide the Purchaser with a cash payment equal to the product of (A) the Purchase Amount and (B) ten (10) (such product, the "**Redemption Amount**") upon fifteen (15) days' notice (the "**Redemption Event**"). The Company may announce the **Redemption** Event at any time, unless the Crowd SAFE is locked-up due to an impending IPO.

Purchasers will not have voting rights, even upon conversion, if such conversion ever occurs of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote and certain inspection and information rights) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

CoverUS aims to close financial gaps in healthcare by helping consumers to earn financial rewards, through our mHealth mobile phone app, in exchange for sharing health data, responding to targeted ads, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time.

Business Plan

Our business model is comprised of:

1) Surveys & Market Research: We provide research enrichment services to companies in the Healthcare Industry.
2) Advertising & Lead Generation: we leverage ad networks informed by our rich member data to deliver highly targeted reach.
3) Patient Incentives: We deliver incentivized patient engagement that aims to reduce cost and risk to payers such as insurance companies and self-insured employers, leveraging consultants that sell such solutions to same.
4) Data Brokering: we plan to sell data, with patient consent, directly to end-customers, through traditional data brokers, and also through partners that are building the future of data brokering-- decentralized data marketplaces leveraging blockchain technologies.

In each case, we deliver the majority of the resulting revenue to our members in the form of rewards points. We retain the revenue in our bank account, earning interest from it, until a member chooses to convert the rewards point, whereupon we may deliver gift cards or cash to their bank account, digital payment wallet, or debit card.

History of the Business

The Company was incorporated in April 2018 by Christopher Sealey and Andrew Hoppin, with a plan to build a business around the health incentives concept with which the principals' team won the Consensys Blockchain for Social Impact Hackathon in late 2017.

Subsequent to incorporation, the Company built a team of contractors and key advisors, raised pre-Seed funding from accredited investors, tested its' business concept with prospective partners and customers, and created the design and user experience for its' consumer-facing mHealth app.

The Company's Products and/or Services

Product / Service	Description	Current Market

CoverUS App	mHealth mobile app engaging consumer "Members" in aggregating, storing and sharing health and other data, responding to targeted ads and engaging in healthy behaviors	Adult consumers worldwide, with initial focus on those suffering from Irritable Bowel Syndrome (IBS) in the USA
CoverUS Campaigns	Business-to-business customer web interface and back-end infrastructure to create, target, and fund sponsored "offers" that solicit data, engagement, and actions by CoverUS Members	Medical industry (pharmaceutical and device companies, CROs), Payors (insurance, government, employers), health and wellness products vendors, and public health researchers
CoverUS RESPECT	Data governance semantic framework encoding privacy protections and consumer preferences	Consumer data brokering industry

The CoverUS platform, comprised of a consumer mobile app, corollary business-to-business customer platform, and data governance semantic framework, engages consumers in sharing health and other data, responding to targeted ads, and engaging in healthy behaviors. It creates a two-sided marketplace between consumers and health and wellness companies and other stakeholders. The Company plans to generate revenue from the value created by consumer's health data, and their review of information and actions taken on the CoverUs App, and financially compensates consumers participating on the CoverUs App.

The Company's technology and product leadership and engineering contractors are currently engaged in ongoing development of the platform, and the Company expects to launch the initial CoverUS App in the second quarter of 2019.

The Company is working to secure launch partnerships with consumer health and wellness communities and other organizations to provide distribution for the App. The Company is also working to secure initial business customers, particularly from the medical industry, to pay for consumer attention, actions, and data.

Competition

The Company's primary potential competitors are:
- mHealth companies engaged in delivering patient incentives
- Consumer market research companies operating in the health vertical
- Health Data Brokering Companies

Patient incentives, health consumer market research, and health data brokering are mature industry segments now striving to innovate as patient-centered medicine (valuing patient preferences), value-based care (paying for outcomes not procedures), and regulatory pressures (GDPR privacy regulations, changes to health reimbursements, etc.) force business model

changes. Dozens of health tech startups are working to advance disruptive solutions predicated on decentralization of IT systems, data storage, supply chains, eConsent, data marketplaces and more, but the enabling blockchain technologies are immature and difficult to use.

CoverUS' strategy is to bridge these worlds, investing in more mature patient engagement incentivization markets today, educating consumers about the value of their data and attention as a sovereign asset, and priming this user base to deliver scale to decentralized blockchain data marketplace partners tomorrow.

Supply Chain and Customer Base

As our main product is a digital mHealth app, we do not have significant supply chain issues. However, we do rely on ingesting data from the Application Programming Interfaces (APIs) of third-party data sources such as Electronic Medical Records (EMR), Internet-of-Things (IoT) wearable devices, and social media and consumer behavior data services.

We expect that our customers will include end-customers, especially medical industry (pharmaceutical and device) companies and health care payors. We also expect to work with various service providers to these end-customers, such as Contract Research Organizations and Accountable Care Organizations.

Our ideal first-order customers may include entities at-risk for outcomes and costs related to patient care where increased adherence can have a positive effect, pharmaceutical and medical device companies with adherence and patient-reported outcomes challenges, and Medicaid-funded clinics seeking to increase consumption of billable services.

Intellectual Property

The Company is dependent on the following intellectual property:

- Various software code licensed under a variety of open-source software licenses.
- Various third-party web services integrated via APIs.
- Any proprietary technology we may in the future choose to license

While additional intellectual dependencies may be created in the future as the functionality of the CoverUS platform is expanded over time, the Company endeavors to use open source software whenever possible.

Governmental/Regulatory Approval and Compliance

Our regulatory challenges include HIPAA and GDPR, and potentially Money Services Business (MSB) compliance; our team is experienced in selling IT solutions with onerous security requirements to governments, and will leverage increasingly commoditized HIPAA-compliant platform-as-a-service (PaaS) solutions, as well as the inherent advantage that all data we transact is explicitly permissioned by our members, which facilitates GDPR compliance. Furthermore, depending on the final form that our member rewards point system takes, we may be subject to various financial regulations including needing a money transmitter license. More broadly, we wish to help to usher in a new paradigm of self-sovereign data as personal property, which brings great challenges both in governance and consumer education.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201

The Company has the following additional addresses: None.

The Company conducts business in New York State.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	54.00%	$13,500	4.07%	$43,500
Estimated Attorney Fees	10.00%	$2,500	0.23%	$2,500
Estimated Accountant/Auditor Fees	10.00%	$2,500	0.23%	$2,500
General Marketing	20.00%	$5,000	0.47%	$5,000
Research and Development	0.00%	$0	51.40%	$550,000
Future Wages	0.00%	$0	37.60%	$402,300
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, escrow and payment processing related fees, all of which were incurred in preparation or in consideration with the Offering and are due in advance of the closing of the Offering.
Since the company has raised and will raise other funds outside of this crowdfunding campaign, overall company expenditure may not be exactly reflected by the use of proceeds listed above.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds within management's sole discretion. For example, the Company is currently developing its first product, an AI-enabled and blockchain-powered mobile health application. The majority of the proceeds from the campaign will therefore be used to hire personnel essential to the development and marketing of this product. But because the blockchain/technology industry faces several regulatory and compliance challenges, the Company may need to hire additional legal aides or industry-specific personnel which would lead to the alteration of how the Company uses the proceeds from the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers and Directors

The officers and directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Hoppin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO, Secretary and Director, April 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- President, DKAN Data Solutions (formerly NuCivic) at Granicus (formerly GovDelivery); Andrew founded and built DKAN, the open source platform that runs hundreds of government open data sites worldwide, before selling the company behind it, NuCivic, to GovDelivery Inc; March 2011 - February 2017

Education

BS, Planetary Science, Brown University MS, Environmental Science, Policy, and Management, University of California, Berkeley

Name

Christopher Sealey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, President, Treasurer and Director, April 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Chief Operating Officer, COO at the Institute for New Economic Thinking; Led global outreach and operations for $150M+ economics think tank co-founded by George Soros (Soros Fund Management), William Janeway (Warburg Pincus) and Jim Balsillie (Research In Motion / Blackberry); March 2012 - May 2017

Education

Bachelor's Degree in Philosophy and Magazine Journalism, Syracuse University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$360,000 face-value
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Depending on the timing of the conversion of the SAFE being offered via the crow-funding campaign, the aforementioned SAFE Notes might increase the number of shares outstanding and may lead to dilution. Please read the Crowd SAFE agreement for further detail.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7.7%

To date in 2018, the Company issued Simple Agreements for Future Equity ("SAFEs") in exchange for $360,000 of cash, including to one investor at a $3 million cap with 40% discount in exchange for $40,000 of cash, to four investors at a $5 million cap with 20% discount in exchange for $295,000 of cash, and to one investor with a $6 million cap with 10% discount in exchange for $25,000 of cash.

Type of security	Common Stock
Amount outstanding	5,208,333
Voting Rights	1 vote for each share of stock, refer to "Restricted Stock Agreement" for further detail.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	92.3%

The Company has the following debt outstanding:

For the purposes of this offering then company has submitted one-day financials because we do not yet have a full year of operating history. However, as of December 28, 2018 the Company has $8,397.90 in Accounts Payable and $12,668.73 in Loans from Shareholders, as well as $25,572.75 in Other Long-Term as liabilities on its' balance sheet.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Restricted Common Stock	5,208,333	$0	Not applicable	April – June 2018	4(a)(2)
SAFE	360,000 (face-value)	$360,000	Research & Development Engineering costs, Contractor fees, Professional Services fees	Q2-Q4 2018	Reg D 506(b)

Ownership

A majority of the Company is owned by the three founders. The founders include Andrew Hoppin, Christopher Sealey, and Peter Shanley.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Andrew Hoppin	35.1%
Christopher Sealey	35.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Contractor fees, Legal Fees and Accounting Fees. We do not anticipate generating revenue until 2019.

The Company intends to start generating revenue in the next 12 months by launching the first version of its mHealth app. The mHealth app is currently under development and is expected to launch in the second quarter of 2019.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next business milestones and expedite the realization of our business plan, specifically helping us to launch our App in market in the second quarter of 2019 with additional resources for marketing, sales, and ongoing engineering to enhance the App. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: We have raised $360,000 from early investors by issuing SAFE Notes. The Company has completed negotiations, but not yet closed, with additional investors related to the SAFE Notes financing, from which additional investors the Company may accept up to $640,000 in additional capital during the Offering through the issuance of SAFE Notes. The Company will make any regulatory filing necessary and appropriate to inform investors in the event further capital is closed upon in a new offering.

Capital Expenditures and Other Obligations

The Company does not currently have any material capital expenditures planned for the foreseeable future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 25,000 of Crowd SAFE Note Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 22, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process on the intermediaries platform. Purchaser funds will be held in escrow with OpenDeal Portal LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or

her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

If converted to equity subject to the terms of the SAFE note, the conversion price of each SAFE unit will be the lower of the prices determined using an $8M Valuation Cap and a 10% Discount to the price set during a future round of equity-financing. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Republic.co, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised and $0.00

Stock, Warrants and Other Compensation

2% of all securities issues through this offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000100 per share, of which 5,208,333 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the potential opportunity to receive equity at some point in the future upon the occurrence of certain events, including the decision by the Company, in its sole direction, to convert the SAFEs to equity securities.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the **option of the Company, in its sole discretion**, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF).

THE COMPANY HAS NO OBLIGATION TO CONVERT THE SECURITIES IN ANY FUTURE FINANCING.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

Upon each Equity Financing that occurs after the first Equity Financing following the issuance of the Securities, the Securities are convertible at the **option of the Company, in its sole discretion**, into CF Shadow Series Securities. The Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Company, either (i) a cash payment

equal to the value of the Capital Stock the Investor would have received if the Investor's Crowd SAFE was deemed converted to shares of Capital Stock as calculated or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the amount due will be payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Company, either (i) a cash payment equal to the value of the Capital Stock the Investor would have received if the Investor's Crowd SAFE was deemed converted to shares of Common Stock as calculated or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Redemption by the Company before a Liquidity Event or conversion due to an Equity Financing or a Dissolution of the Company.

If the Crowd SAFE has not terminated due to a conversion to CF Shadow Securities or due to being converted to common stock, preferred stock or cash, the Company may, at its' sole discretion, provide the Purchaser with a cash payment equal to the Redemption Amount (the product of (A) the Purchase Amount and (B) ten (10)). The Company may announce a redemption at any time, unless the Crowd SAFE is locked-up due to an impending IPO.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor or the conversion to capital stock pursuant to a Liquidity Event, or (iii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: There are restrictions on Transfer of Vested Restricted Shares and/or Repurchase of non-vested Restricted Shares; the details for which are in the Restricted Stock Agreement attached below.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial

owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Not applicable.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Hoppin
(Signature)

Andrew Hoppin
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Hoppin
(Signature)

Andrew Hoppin
(Name)

CEO & Director
(Title)

December 13, 2018
(Date)

/s/ Christopher Sealey
(Signature)

Christopher Sealey
(Name)

President & Director
(Title)

December 31, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form Crowd SAFE
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

CoverUS Inc.

(a Delaware corporation)

Unaudited Financial Statements

April 11, 2018 (Inception)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 20, 2018

To: Board of Directors, CoverUS Inc.

Re: 2018 (inception) Financial Statement Review
        CoverUS Inc.

We have reviewed the accompanying financial statements of CoverUS Inc. (the "Company"), which comprise the balance sheet(s) as of April 11, 2018 (inception), and the related statements of income, shareholders' equity and cash flows for the single day inception period of April 11, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

COVERUS INC.
BALANCE SHEET
As of April 11, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	0
Accounts receivable		0
Inventory		0
Total current assets		0
Total assets	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accounts payable	$	0
Accrued interest		0
Deferred income taxes		0
Total liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholders' equity:		
Common units (10,000,000 shares authorized and 4,000,000 issued as of 04/11/2018)		400
Subscription receivable		(400)
Retained earnings		0
Total stockholders' equity		0
Total liabilities and stockholders' equity	$	0

COVERUS INC.

STATEMENT OF OPERATIONS

From Inception through April 11, 2018

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Revenues	$ 0
Cost of revenues	0
Gross profit (loss)	0
Operating expenses:	
General and administrative	0
Sales and marketing	0
Total operating expenses	0
Operating income	0
Interest expense	0
Pretax income	0
Provision for income taxes	0
Net income	$ 0

COVERUS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception to April 11, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | | | |
	Number of Shares	Amount	Subscription Receivable	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance as of inception (April 11, 2018)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	4,000,000	400	(400)	0	0
Net income	0	0	0	0	0
Balance as of April 11, 2018	4,000,000	$ 400	$ (400)	$ 0	$ 0

COVERUS INC.

STATEMENT OF CASH FLOWS

From Inception through April 11, 2018 (Inception)

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Cash flows from operating activities	
Net income	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in accounts receivable	0
(Increase) decrease in accounts payable	0
(Increase) decrease in inventory	0
Increase (decrease) in deferred income taxes	0
Increase (decrease) in accrued interest	0
Net cash used in operating activities	0
Cash flows from investing activities	
Purchase of property and equipment	0
Net cash used in investing activities	0
Cash flows from financing activities	
Issuance of common stock	0
Proceeds from issuance of membership interests	0
Proceeds from short-term debt (non-interest carrying)	0
Proceeds from issuance of SAFE notes	0
Receipt of proceeds from loans from founders	0
Net cash provided by financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

COVERUS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 11, 2018
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

CoverUS, Inc. (which may be referred to as the "Company," "we," "us," or "our") aims to close financial gaps in healthcare by helping consumers to earn financial rewards in exchange for sharing health data, responding to targeted ads, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time.

The Company incorporated on April 11, 2018 in the State of Delaware. The Company is headquartered in Brooklyn, New York. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of April 11, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of April 11, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's

checking account. As of April 11, 2018, the Company had no of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of April 11, 2018, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of April 11, 2018, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of April 11, 2018, as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of April 11, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and

collectability is reasonably assured. As of April 11, 2018, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Leasing Commitments: The Company contracts to use office space in shared workspaces located in Brooklyn, New York under a month-to-month agreement that can be terminated at will by the Company. As such, the Company does not currently have any leasing commitments.

NOTE 5 - EQUITY

Issuance of Restricted Common Units to Members
During 2018, the Company authorized 10,000,000 shares which represent 100 percent of the equity in the company. Of the total shares authorized, 4,000,000 shares were purchased by the 3 founding members at a price of $0.0001 per share.

An additional 1,000,000 shares were reserved for future issuance for advisors and employees and an additional 208,333 shares were issued to the Startup Health Transformer Fund II in exchange for participation in the Startup Health Transformer incubation program. The remaining 4,791,667 of the total authorized shares have not been issued and are being reserved for future use.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on April 11, 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Issuance of SAFE Instruments in Seed Round
During 2018, the Company has issued Simple Agreements for Future Equity ("SAFEs") to six investors in exchange for $360,000 of cash. The terms of the SAFEs issued during this Pre-Seed Round of financing contain between a $3,000,000 to $6,000,000 valuation cap and between 10 and 40 percent valuation discount.

Anticipated Crowdfunded Offering
In 2019, the Company plans to offer up to 1,070,000 additional SAFEs for up to $1,070,000 (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co").

Management's Evaluation
Management has evaluated subsequent events through December 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	CoverUS
Logo	
Headline	A revolutionary new health data business – powered by you
Cover photo	

Hero Image



Tags   Serial Entrepreneur, Tech, Health, Data, Blockchain, Social Impact

Pitch text

Deal Highlights

- New mobile app that allows people to protect and profit from their health data
- Launching pilot targeting 1.5 million member patient community in Q2 of 2019
- Total addressable market size of ~$80B by 2020
- Winner of '17 Consensys Blockchain Hackathon and part of Startup Health accelerator
- CEO is an ex-NASA scientist, and a serial tech entrepreneur with multiple exits
- President worked directly with global entrepreneurs including Pete Peterson, George Soros, Jim Balsillie, Bill Janeway, and others on the *Forbes 400* list
- Advisory Board includes former CTO of US Health Department, former Global Board Chair of Planned Parenthood, and former CFO/CIO of Covance
- Raised Pre-Seed round from strategic investors including blockchain VC Centrality

THE PROBLEM

The healthcare market is inefficient

It's expensive

Healthcare is projected to be a nearly $9 trillion dollar global market by 2020. In 2016 alone, the US spent $3.3 trillion (17% of GDP) on healthcare-related expenditures. It is estimated that more than $1 trillion is wasted every year to health system inefficiencies.

There are major financial gaps

37% of Americans can't afford a $100 medical bill, and that's a huge problem. 64% of patients are delaying health treatment until they have the money to pay for it, resulting in poor health outcomes and skyrocketing national health costs. Financial barriers to care are even more crippling in transition economies, which drive 7.5% of the total growth in global health spending.

Your health data is bought and sold daily, without your knowledge or consent

Not only is this an invasion of privacy, it's bad business. Lack of direct patient engagement makes it difficult for the healthcare industry to conduct highly targeted marketing campaigns, to incentivize people to take healthy actions, and to collect real-time, real-world health data from patients at scale. This leads to higher costs for research and development, advertising and medication non-adherence. Health information is more valuable to industry buyers if it's connected to you, and if it can be used to engage you in the conversation.

THE SOLUTION

CoverUS is creating a revolutionary new health data business – powered by you

Rather than accepting the status quo of third-party data brokers collecting and profiting from your most private information, the CoverUS App will enable you to take control of your health data and earn money.


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Data Use and Privacy
YOUR DATA — YOUR CONTROL. WE'VE GOT YOU COVERED.
My Data Sharing:
Sexual Health
Mental Health
Everything Else
My Data Use:
Offer Matching
Aggregate Reports
Earn
Track
Spend
Me

VIEW APP DEMO VIDEO

Note: The CoverUS app and platform described in the video at the top of the page are still under development; the features and business capabilities demonstrated here are not yet functional and may require acceptance by various organizations in the health and financial industries in order to be successful.

FEATURED IN GLOBAL MEDIA OUTLETS INCLUDING

FAST COMPANY Bloomberg HUFFPOST CRAIN'S

CoverUS solves big problems for the healthcare industry

COVERUS HELPS VIA



Reducing Patient Financial Gaps

By helping patients sell their health data and attention, CoverUS can help to provide the financial means people need to engage in early-stage, preventative healthcare. This can improve patient outcomes and help save the global healthcare system billions of dollars per year.



COVERUS HELPS VIA

Powerful Patient Engagement

The CoverUS app will engage patients from "Lab to Life," to empower the healthcare industry to identify and reward priority patients for advancing the development of life-saving treatments and wellness practices. A patient-first business like CoverUS is ideally positioned to develop these longitudinal consumer health relationships.



COVERUS HELPS VIA

Modern Security, Next-Generation Privacy

CoverUS secures data with state-of-the art encryption, helps members earn money while keeping their details private through our RESPECT framework, adheres to HIPAA, GDPR, CCPA and other privacy standards, and supports transparent third-party auditing of data sharing and financial transactions on a distributed ledger. The result: CoverUS members have unprecedented control over how and with whom their data is shared.

Not comfortable with complete strangers knowing your most intimate medical details? Neither are we.

Widespread hacking of personal data – from Yahoo!, to eBay, to Equifax – and the high value of health information has made healthcare the industry most affected by data breaches. With sweeping new European privacy laws providing global challenges, and US states like California following suit, companies handling sensitive data must embrace innovative solutions to increase transparency, security, and privacy.

CoverUS has you covered. Our RESPECT data governance framework allows CoverUS members to decide what data they want to share and with whom they want to share it. They can also adjust sharing permissions over time. This ensures compliance with strict data standards like HIPAA and GDPR.

HOW IT WORKS

CoverUS is putting your health data to work

CoverUS is creating a two-sided marketplace between consumers and healthcare companies:
- **Companies** pay you for sharing health data, responding to targeted ads, and engaging in healthy behaviors.
- **Individuals** can earn money while protecting their privacy using the CoverUS App.

Business model

CoverUS makes money when members create uniquely rich health data profiles and respond to targeted, revenue-earning offers from the healthcare industry. Our transaction fee model means we only profit when our members do.

Our plan is to become the world's leading health data broker with direct patient consent – selling custom data and insights to the healthcare industry and creating a regular stream of income for all CoverUS members who opt in.



Data Enrichment

CoverUS Members connect electronic health records and enrich profile with patient-reported data.

SURVEYS

PURCHASES

WEARABLES AND APPS

SOCIAL MEDIA

ELECTRONIC HEALTH RECORDS

LABS

PRESCRIPTIONS

INSURANCE CLAIMS

GENETIC DATA



Data Management

We use data mining technologies to identify highly targeted patient populations for industry clients.

Thanks to blockchain, clients can directly target CoverUS members with rewards opportunities while maintaining patient privacy.

(FUTURE)

SURVEYS AND MARKET RESEARCH

ADHERENCE AND INCENTIVES PROGRAMS

ADVERTISING AND LEAD GENERATION

HEALTH DATA BROKERING

Revenue

We offer R&D enrichment services to the medical industry (pharma, device, CRO), help design and execute adherence programs for payers (insurance, medical industry) and population health managers (government, employers), and deliver highly targeted ads directly to CoverUS members. At scale, CoverUS becomes a health data broker.

First pilot on the way
Launching with access to a 1.5 million patient population and driving adoption by strategic partners

CoverUS achieves scale by working with distribution partners in healthcare and beyond. We are developing our first GTM partnership with an online patient community of 1.5 million people suffering from one of the more costly chronic diseases. Additional partnerships are being negotiated with leading medical, advertising, and health IT companies. We will leverage our experience in working with governments and large issue-based organizations with the goal of bringing the CoverUS app to everyone, everywhere.

Tapping into a ~$80B market

CoverUS will target global markets including Electronic Health Records (EHRs / EMRs), Mobile Health, and Telehealth. These sectors are projected to grow at an average compound annual growth rate (CAGR) of 19.15%.



Competitive landscape

If recent growth in the personal data market is any indication, multiple major players will emerge in the health data space. Our team has been empowering and engaging consumers at scale for decades, and CoverUS is well positioned to not only compete with, but to also collaborate with several of the companies listed below.

	CoverUS	Data Brokers (Axiom)	Consumer-Centric Health Data Brokers (Hu-manity)	Health Data Harvesting (23andMe)	CRO's (iQVia)	Patient Incentives (WellTok)
COMPREHENSIVE CONSUMER DATA	✚	✚	✚		✚	
CLINICALLY RELEVANT DATA	✚		✚	✚	✚	
REAL-WORLD PATIENT DATA	✚		✚	✚		✚
ADHERENCE AND COMPLIANCE	✚					✚
FINANCIAL INCENTIVIZATION	✚					✚
DIRECT PATIENT RELATIONSHIP	✚		✚			✚
CONSUMERS CONTROL DATA SHARING	✚		✚			

What we've done and where we're going


FAST COMPANY
Q4 2017
Won Consenys blockchain hackathon
Launched CoverUS
Q1-Q4 2018
Received feature press coverage (Fast Company, Bloomberg, Crain's, etc.)
Q2 2018
Recruited Advisory Board of global industry leaders in health and technology
STARTUP +HEALTH
Q3 2018
Raised $400K Pre-Seed from strategic investors
Q3 2018
Joined Startup Health accelerator
Q4 2018
Phase I product design
Recruited world-class engineering team to build
Q4 2018
Developed innovative RESPECT data sovereignty framework
Q4 2018
Secured first distribution partnerships
Q2 2019
Launching MVP product in-market

Your investment will power CoverUS into its next phase

Having completed phase I product ideation and design, the CoverUS App is in the development stage. We will use the funds from our Crowdfunding round as follows*:

1. **App development and maintenance:** Expand the CoverUS app's feature set beyond the pilot phase to commercial use.
2. **Regulation, compliance, and privacy:** Work with our strong team of lawyers and data privacy experts to refine the CoverUS RESPECT framework for data sovereignty, and incorporate it into the first public version of our app.
3. **Business development and sales:** Expand our sales team, adding distribution partners and revenue-generating industry clients.
4. **Marketing and operations:** Targeted marketing to increase product awareness, drive individual sign ups, and build relationships via our thought leadership in data security and privacy.

*Note that funds raised up to our minimum funding goal will be devoted primarily to Marketing and Operations (including for the crowdfunding campaign itself), while the other categories will receive proportionally a greater allocation of the proceeds if we raise more than the minimum goal.

An investor-friendly opportunity

Digital health is known to be one of the hottest markets for venture capital. Our unique value proposition places us directly

in 7 of the 10 most active sub-sectors for investments in the digital health industry:


Investment Funding in Digital Health Subsectors (2017)
IN MILLION U.S. DOLLARS
0
200
400
600
800
1000
1200
1400
1600
Consumer experience
Personalized health
Big data / analytics
Medical device
Wellness
Workflow
Research
Education / training
Population health
Electronic Health Record
COVERUS MARKET SUBSECTOR
SOURCE: STARTUP HEALTH INSIGHTS REPORT (2017)

We couldn't (and wouldn't) do this without you

The CoverUS team has experience in creating, growing, and exiting successful startups.

We launched this equity crowdfunding campaign because we believe that you should have the opportunity to own not just your data – but also a piece of the company that is putting the power of data in your hands.

Join CoverUS – this is what the future looks like.

Team

	Andrew Hoppin	Co-Founder and CEO
	Christopher Sealey	Co-Founder and President
	Peter Shanley	Co-Founder and Strategic Advisor
	Mohnish Mehta	Associate, Business Development and Finance
	Andy Laken	EVP, Product and Technology

	Nidhi Gopiani	Associate, Product Research and Design	
	Alexis McGill Johnson	Advisory Board	Former Global Board Chair, Planned Parenthood; Executive Director, Perception Institute
	William Klitgaard	Advisory Board	Former CFO and CIO, Covance
	Bryan Sivak	Advisory Board	Former CTO, US Health and Human Services Dept
	Efe Ekhaese	Advisory Board	Director of Healthcare & Life Sciences, SkillCapital
	Sari Miller	Advisory Board	Investor and Entrepreneur
	Phil Williams	Advisory Board	Technology and Ecosystem Strategy, Centrality; Former Director of Innovation, Orion Health
	Armando Pena	Engineering Lead	
	Anouk Ruhaak	Data Governance Lead	

Perks

$100	Access to CoverUS Online Investor Portal
$1,000	All of the above + Limited edition CoverUS Investor T-Shirt
$5,000	All of the above + CoverUS Fitbit
$10,000	All of the above + Invite to attend interactive semi-annual investor calls + CoverUS Apple Watch (in place of Fitbit)
$25,000	All of the above + Tickets to all CoverUS events & associate conferences + Visit to CoverUS HQ @New Lab in Brooklyn + Lunch with Co-Founders

FAQ

What is our financial outlook?

CoverUS has raised sufficient investor capital to bring the CoverUS app and platform to market in Q2 of 2019, and we expect to begin onboarding members and generating revenue within Q2.

In parallel, we will be working throughout the first half of 2019 to raise additional investment capital, both from crowdfunding and from traditional professional investors, to scale the company after initial launch of the platform.

Our internal membership growth, revenue growth, and cost models, while subject to change, currently project break-even for the company on a cash-flow basis in Q2 of 2021. We anticipate needing to raise at least $2.6M in additional investment (including funds raised from the crowdfunding campaign) capital in order to achieve break-even in 2021.

Who are our first customers?

While our platform is being designed to be relevant to all patient and consumer groups, our go-to-market strategy is focused on engaging and financially empowering consumers that suffer from Irritable Bowel Syndrome (IBS), a condition experienced by approximately 10-15% of the world's population that is one of the more costly chronic diseases. We have created charter app distribution relationships with organizations that currently reach approximately 1.5 million IBS patients worldwide.

Accordingly, we expect our first customers to be organizations that are focused on learning from, engaging, and serving IBS patients. These may include pharmaceutical companies developing therapies for IBS, the Contract Research Organizations (CROs) that help pharmaceutical companies develop new drugs, market research firms that seek to understand the consumer preferences of IBS patients, health data analytics companies researching IBS itself, employers seeking to support employees that suffer from IBS, health care payers, and consumer-facing companies offering products and services to support consumers in managing IBS.

Over time, we expect to offer customer cohorts such as these a range of services related to the data and attention of CoverUS members, group into Marketing Solutions, Research Solutions, Incentives Solutions, and Data Solutions. In each case, we deem ourselves to be working as the agent, or proxy, for our members, assisting them in brokering their engagement, attention and data only on terms that they are informed about, explicitly agree to, and that are economically advantageous to them, as represented by our RESPECT framework.

We are also already working to build broader distribution relationships beyond IBS with organizations ranging from innovative clinical testing companies to large member organizations.

What is the RESPECT data framework?

Health data is valuable, but also sensitive. CoverUS members need to be able to trust that their data will not fall into the wrong hands, nor be used for purposes that go against their values. To that end, above and beyond adhering to all relevant legal privacy and security requirements, CoverUS is creating **RESPECT**, a semantic framework for the ethical sharing of data that will allow members to decide what information they want to share, with whom, and under what conditions, to revoke or change these data sharing permissions over time, and to stay informed about how their data is shared.

Beginning with Privacy by Design principles as a foundation -- including the goal of storing only what data needs to be stored, for as long as it is needed -- we are working together with civil society organizations, the medical industry, and existing health communities to design default data sharing choices that protect our members.

The resulting RESPECT framework, designed to be both human and machine-readable, will be built into the CoverUS app and, we hope, will add further impetus to an industry-wide movement towards more ethical data sharing principles and business models.

As we are pioneering the application of a new more expansive approach to balancing the inherent tension between data privacy and data sharing, we won't get it perfectly right out of the gate. We will need ongoing input from our members, our business customers, and of course relevant standards bodies and other governmental and civil society organizations that are already working on related challenges. Accordingly, RESPECT is being developed through an open, iterative process, and its' design will evolve over time we receive ongoing feedback, and learn from applied experience over time.

How much is my health data worth?

Consumer data brokering is an approximately $200 billion market, of which the health data segment is approximately $20 billion. The rapid growth of artificial intelligence and machine learning applied to vast troves of health data is thought to have hold the promise of accelerating discovery and commercialization of breakthrough therapies for everything from cancer to dementia, as well as delivering on the long-awaited promise of personalized medicine, in which therapies are tuned more specifically to an individual's own biology. As such, our health data is valuable in the aggregate.

However, while public estimates of the value of an individual's health data range from dozens to hundreds of dollars annually, the commercial value of any individual's data may vary widely depending on a range of factors ranging from accidents of genetic phenotype to whether one is sick with a chronic disease. Furthermore, the current health data brokering market creates perverse incentives that harm patient welfare, reduce accountability and reduce information sharing which could otherwise drive innovation. In the current state, consumers provide valuable health data but are not able to realize its value directly, and customers are limited in their ability to use data assets without consent, and unable to fill gaps in the data.

CoverUS believes that the greatest value of one's data lies in the insights and actions that data can inform, rather than in the data itself. Realizing this greater value, in our view, inherently requires a consumer to be involved in the creation, enrichment, maintenance, and permissioning of their data.

 While this patient-centric data management is not the norm in the health data brokering industry, there is growing demand for this "real-world" data-- the context from a consumer's daily life that makes the information in medical records more valuable. Increasingly, drug companies and other actors in the system are asking for this data because it helps them improve the efficacy of and adherence to the proscribed use of their products.

As such, CoverUS is focused on aggregating a rich real-world health data set in partnership with our members, and also on the engagement of our members with offers to take actions informed by this data that create value or reduce risk for other organizations in the health system.

We believe that this will enable us to aggregate revenue streams related to health data that are traditionally segregated into different sub-sectors of the industry, from market research, to patient incentives, to data brokering. Our initial "North Star" goal is to generate revenue for our most engaged members from these aggregated streams sufficient to wipe out the ~$1500 average medical debt experienced by some 40 million Americans today.

How do I access my health data?

As part of its BlueButton and Blue Button 2.0 initiative, the United States government has strongly urged holders of electronic medical records to make them available to patients online. In March of 2018, The Centers for Medicare & Medicaid Services (CMS) announced a new Trump Administration initiative – MyHealthEData – to empower patients by giving them control of their healthcare data, and allowing it to follow them through their healthcare journey.

As of 2018, Apple is making this even easier for iPhone users by connecting medical records to its Health App and also providing APIs to third-party software developers like CoverUS. There are a variety of companies inside and outside the blockchain space that are singularly focused on helping patients get their health records with minimal friction, and we expect this market to grow.

CoverUS believes that one's digital health records will be much easier to obtain in the near future thanks to these efforts, and is designing its' platform to leverage integrations with these relevant vendors to make the connecting of health data to CoverUS an even easier process. In addition to health records, CoverUS members will be able to connect data from fitness trackers and other wearable devices, as well to provide "patient-reported" information via surveys and other feedback tools.

Click here for information from the U.S. government's health IT website on what your rights are when it comes to electronic medical records access, and what special tools are available for Veterans and Medicare recipients.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

COVERUS, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], CoverUS, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at the Company's discretionary decision, either (1) receive a cash payment (the "**Common Stock Cash-Out Amount**") equal to the value of the Common Stock the Investor would have received if the Investor's Crowd SAFE was deemed converted to shares of Common Stock as calculated in Section 1(b)(i)(2) below immediately prior to the Liquidity Event and such shares of Common Stock were sold for cash at their fair market value, as determined in the sole discretion of the Board (Defined in Section 2), at the time of the Liquidity Event, or (2) receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Company elects not to select the cash option. In connection with this Section 1(b)(i), the Common Stock Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Common Stock Cash-Out Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at the Company's discretionary decision, either (1) receive a cash payment (the "**Capital Stock Cash-Out Amount**") equal to the amount the Investor would have received if the Investor's Crowd SAFE was deemed converted to shares of the most recent issued Capital Stock as calculated in Section 1(b)(ii)(2) below immediately prior to the Liquidity Event and such shares of Capital Stock were sold for cash at their fair market value, as determined in the sole discretion of the Board, at the time of the Liquidity event, or (2) receive from the Company a number of shares of the most recent issued Capital Stock equal to the Purchase Amount divided by the First Financing Price, if the Company elects not to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing. In connection with this Section 1(b)(ii), the Capital Stock Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Capital Stock Cash-Out Amounts.

(c)   **Redemption**.   If this Crowd SAFE has not terminated pursuant to Section 1(e), the Company may, at its' sole discretion, redeem, as part of the redemption of all Investors outstanding Crowd SAFEs, the Investor's Crowd SAFE in consideration for a cash payment equal to the product of (A) the Purchase Amount and (B) ten (10) (such product, the "**Redemption Amount**") upon fifteen (15) days notice (the "**Redemption Event**"). The Company may announce the Redemption Event at any time, provided there is no Lock-up Period (as defined in Section 2) in force or effect.

(d)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a)-(c) subject to the preferences applicable to any series of Preferred Securities,

the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Capital Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Capital Stock upon a Dissolution Event and (iii) and all holders of Capital Stock.

(e)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b)-(d).

2. *Definitions*

"**Board**" means the Board of Directors of the Company.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the series of the Company's Capital Stock issued in the relevant Equity Financing on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or

restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal

or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all

stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COVERUS, INC.
By:
Name: Andrew Hoppin
Title: CEO
Address: NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201
Email: andrew@coverus.io

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between CoverUS, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder"***). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC, (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
    (a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    (b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

Signature Page Follows

Signature Page to Irrevocable Proxy

INVESTOR: **INTERMEDIARY:**
By: By:
Name: Name:
                                                         COO, OpenDeal Portal LLC d/b/a Republic
Date: Date:

<u>CoverUS Fundraising Video Script</u>

Note: The CoverUS app and platform described here are still under development; the features and business capabilities demonstrated here are not yet functional and may require acceptance by various organizations in the health and financial industries in order to be successful

Voice Over (VO):	This is James, a hard-working family man. James has health insurance through his job, but like more than <u>82 million Americans</u>, getting the care he needs is still too expensive.
	So even though James is concerned about the chest pains he has been having, he doesn't go see his doctor.
VO:	What James doesn't realize is that three months from now, those chest pains will become a massive heart attack, and the healthcare system will have a much bigger problem on its hands
VO:	James won't be able to afford the huge bills that come with his hospital stay, and might even be fighting for his life.
VO:	As politicians argue about how to fix healthcare …
VO:	...data brokers work with health systems, helping them cover their losses by purchasing information like James's medical records.
VO:	...Brokers then sell this information for even *more* money to the medical industry and other interested buyers who need patient data from people like James to come up with the innovations that keep us healthier.
VO:	There is multibillion dollar industry dedicated to buying and selling James's data, but have you noticed, James hasn't been part of the conversation.
	…. We're here to change that.
<u>Andrew Hoppin</u>	CoverUS is an app that puts patients at the center of the conversation about their health data and lets them to profit from it. We are building the most valuable health data asset in the world.
Chris Sealey	It's not just that people are struggling because they can't afford to be healthy, it's that their health data is worth so much more when it's connected to them.
<u>**Anouk**</u>	In today's world, having power isn't just about your economic means, but also about having control over your personal information.
Michael Dermer	Healthcare companies buy data all the time. But because they leave consumers out of that process, it becomes difficult for those companies to market to those consumers. So what has emerged is a huge demand for an alternative to this traditional data brokering process.
Peter Shanley	We want to help everyone benefit from the value their health data creates, give the medical industry better data for clinical and commercial research, and build a huge global business.
<u>**Bruce Yaffe, MD**</u>	The best medical care is when the doctor and the patient work together to prevent things from happening, catching things early. It's also incredibly cost-effective to prevent hospitalizations and other complications. And by the way, it's

very important to protect a patient's privacy.

Jake Brukhman   CoverUS uses blockchain and other technologies to help members sell their data and respond to offers from the health industry without having to worry about their private personal information being compromised. A few years ago, a business like this was technologically impossible -- now, it's a preview of what the world is [likely] going to look like.

Chris Sealey   This is a multi-billion dollar industry ready for disruption.

Sari Miller   I invested in CoverUS because of its' ambitious plan and very talented team.

Andrew Hoppin   Our team has empowered consumers through technology for decades, and now we're putting the future of personal data is in consumer's hands, where it should be.

Nidhi Gopiani   This business will change the world

James: Now you can, too.

CoverUS | Transcript for product demo video

Note: The CoverUS app is still under development; the features demonstrated here are not yet functional and may require acceptance of the platform by various organizations in the health and financial industries.

Hey there, this is Andy with CoverUs, and I'm going to take a few minutes to show you the CoverUS app – and how you can use it to get cash rewards for securely sharing your health data…and how we protect your privacy.

For CoverUS to show me valuable offers, I need to connect up some health data to the app. This could be from my doctor or hospital online portal, from wearable devices, pharmacies, and more.

Here on my iPhone, I've already connected to my hospital's portal using Health Records in the Apple Health app. Here you can see my data - allergies, clinical visits, lab tests, medications. That data has been imported securely to my iPhone, and it's encrypted on-device. And I've granted permission for the CoverUS app to access this data.

Now, of course my health data and medical records are among my most sensitive, personal data so, so as we go through I'm going to explain how CoverUS keeps my data secure – and under my control.

Let's dig into the app – this is the Earn screen - my home screen. Using the data that I've connected, CoverUS builds a customized list of offers and ads - these are selected and sorted based on my data, activity, and relative earning value. Most of these give me a chance to earn rewards, and at the top I see the balance of what I've already earned.

There's a dollar sign here but the balance is in CoverCash – is a cryptocurrency token called a stablecoin, meaning that I can cash it out for the same number of dollars upon request.

For this demo, we're assuming that I'm a 65 year old caucasian woman at risk of heart failure. The app has determined that this survey offer is the highest earning opportunity for me right now, so let's check it out.

So I see this offer comes to me from Universal Health, and they're offering $75 to take this risk survey.

I see the full details of what data Universal Health is requesting. CoverUS is grounded in transparency and consent, so you'll always know exactly what you're agreeing to. For me it's worth it to share that to earn $75, so I'll accept.

This offer is for a cardiac patient survey, and I can complete it right here from the app. I'm a little older and my eyesight isn't great, but it's really clear and easy to complete the responses. The progress bar lets me know how close I am to completion.

When I'm done I review my responses. I could edit if I needed to, but everything looks good so I'll go ahead and submit.

And ka-ching, I see that Universal Health just paid me $75. That was pretty easy! Now this is deposited to my CoverCash wallet that the app maintains for me.

So I'll close that out, and I can see and my CoverCash balance has increased by $75.

Now I just completed that survey in one smooth go, but at times I might not complete offers immediately. And some offers may require actions over a longer period of time, and may include real-world actions like clinical visits or trips to the gym. The **TRACK** tab helps you keep track of all the actions you need to complete your offers.

Now once I have some rewards banked in my CoverCash balance, I want to be able to use them, and I do that in the Spend tab.

I have about $340 of CoverCash in my balance, and it turns out I have a few prescriptions I need to fill today and I could use some extra cash for that. So let's put that CoverCash to work for me.

I'll tap Cash Out, enter the amount I want to transfer – $250 should cover the cost of the prescriptions – and I've already connected my debit card for transfers.

So I'll cash out, and there's my receipt - that CoverCash has been exchanged for dollars, and its way to my checking account, and I can pay for those prescriptions when I get to the pharmacy. These transactions are recorded, without your personal information, on a blockchain and easily audited, so you can be confident that you're getting exactly what you deserve.

Finally, CoverUs gives me the chance to help others besides myself. I still have some CoverCash here, and I'm not going to need any more this month. But my niece Leah has a prenatal appointment today and could use a little help right now covering that cost. I've already invited Leah to CoverUS, so I'll tap send to friend, enter the amount I want to send, choose Leah from my friends and family list

And I'll add a little note to her right here in the app, and Send it to her.

So right away those funds show up in her CoverCash wallet, and she's free to use them as she sees fit.

Finally, we see there's a whole settings page dedicated to privacy and consent. We call this the RESPECT framework, and here you can set:
- *My data sharing* governs what kinds of data can and cannot be shared…
- *My Data Use* governs How the data can be used.
- In *Engagement* I define whether the organizations I interact with can contact me
- And I can even pull the plug – delete all my data and close my account.

All these settings create an individual RESPECT template that's tailored to me and governs all my data interaction with CoverUS.

- only access data when needed to carry out actions I've authorized…
- Stores the minimum amount of data possible to take those actions…
- And encrypts all personal data with a private key that's under my control

This all ensures my data only gets shared with my explicit consent, which I can change or revoke any time.

So that's how easy it is to browse and accept offers, and earn and spend rewards – all with unprecedented privacy protection – with the CoverUS app.